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Securities and Exchange Commission
Washington, DC  20546

Re:	Nevada Gold & Casinos, Inc
Form 10-K for fiscal year ended April 30, 2010
Filed July 29, 2010
File No. 001-15517
Attn:  Linda Cvrkel

Dear Ms. Cvrkel:

Below are our responses to your comment letter dated February 4, 2011.  In summary, we agree to file a Form 8-K/A to include the name and signature of the independent auditor and separately reflect the unaudited financial statements of the interim period prior to the acquisition, which were previously included in the annual information.  No changes are required to be made to the previously filed Form 10-K or  Form 10-Q.

Please feel free to contact me at (713) 621-2245 if you have any questions.

Form 10-K for the Year Ended April 30, 2010

SEC Comment
Statement of Operations, Page 30

1.
We note that you have recorded a $403,388 gain related to the sale of your development and loan agreement with BVR. Please tell us, and disclose in future filings, how this amount was calculated or determined. Also, please tell us if this sale was to a related party and if so, explain to us why you believe gain recognition is appropriate.

Response:

The sale was not to a related party; we sold our interest to our former partner in the development.  The $403,388 included transactions other than the sale of our BVR interest.  The components of the Gain on the Sale of Equity Investees are as follows:

BVR Sale
Cash received	(16,000,000)
Notes received	(4,000,000)
Note Receivable	14,810,200
Interest Receivable	4,254,585
Broker fees	150,000
Capitalized project development costs	354,705
BVR Gain	(430,510)

Loss on Development Project	21,083
Loss on Sale of Assets	6,039

Net Gain as reported	(403,388)

Notes to the Financial Statements

SEC Comment
-  General

2.
We note that during fiscal 2010 you had certain assets that are recorded at their fair value, such as goodwill, the American Heritage Receivable, and investments in development projects held for sale. Please revise future filings to include the disclosures set forth by ASC 820-10-50 for assets and liabilities that are recorded at fair value on either a recurring or nonrecurring basis.

Response:

To clarify, we account for our investments in development projects held for sale at the lower of cost or net realizable value. At April 30, 2010, the recorded amount represents the original cost basis of real property in the vicinity of Black Hawk, Colorado. The American Heritage receivable was originally recorded on the cost basis of our investment in the Route 66 casino adjusted for any allocated earnings or losses. Subsequent to receiving $2.3 million in fiscal 2009, in the fourth quarter of fiscal 2010, we evaluated the collection to be uncertain.  Therefore, we fully reserved the remaining balance of this receivable. In addition, in the fourth quarter of fiscal 2010, we recorded an impairment of our goodwill in the Colorado Grande casino, which represents a fair value measurement on a nonrecurring basis.

In future filings, we will include disclosures required by ASC 820-10-50 for assets and liabilities that are recorded as fair value on either a recurring or nonrecurring basis.

SEC Comment
Note 4 Investments in Development Projects

3.
We note in fiscal year 2009 you collected refundable deposits related to the Nevada Gold Vicksburg LLC and $2.3 million from the Gillman Group related to the sale of your equity investment in Route 66 Casinos. Please tell us where these cash receipts have been presented on the statements of cash flows. If they have been included in the line “accounts receivable and other assets” in the operating activities section, please tell us why you believe it is appropriate to present these cash flows as cash flows from operations. In light of the fact that the cash flows related to the termination of an investment in a development project (Vicksburg) and the sale of an equity investee (Route 66), we would expect that the cash flows would be classified as investing activities. See guidance at ASC 230-10-45. Please advise or revise accordingly.

Response:

To clarify, Nevada Gold Vicksburg LLC was not an investment in a development project, but rather an entity set up to house an existing operational gaming facility that we were attempting to purchase.  In fiscal 2008, we advanced a deposit to the sellers of the facility to lock in an exclusive negotiating window while terms of the sale were finalized. We classified this cash outflow as an operating activity in the 2008 cash flow statement with the intent of reclassifying it to an investing activity in the period the sale was finalized and presenting the entire cash purchase price as a cash outflow from investing activities in that period. In fiscal 2009, negotiations were terminated and we classified the return of the deposit back as an operating activity under “accounts receivable and other assets” consistent with the 2008 classification.

Prior to the purchase of the Colorado Grande casino by the Company in 2006, we owned no operating income producing assets. Until then, the Company’s core business was the development of gaming facilities and similar projects in which the Company would own minority interests which were accounted for on the equity method on its financial statements, such as our investments in the Isle of Capri, Blackhawk and Route 66 Casinos.  During that phase of the Company’s operations, the Company (with concurrence from its auditors) concluded that presentation of the cash flow statement in the traditional manner as described in ASC 230-10-45 would be misleading. For a period of time, management’s salaries and related general and administrative expenses were  presented as a cash outflow from operations, but cash distributions from development were presented as a cash inflow from an investing activity.  However, starting in 2004, it was concluded that a more accurate presentation of the operations of the Company was to present the cash distributions from those equity projects as an operating activity consistent with the presentation of the expenses.  This matter was discussed between the Company and the SEC in response to an SEC letter dated August 6, 2004.

After the settlement of our lawsuit with the Gillman Group relating to the Route 66 casinos, we reclassified our equity investment in Route 66 to a long-term account receivable. Collections from the receivable were used for general corporate purposes and were included in the cash flow statement as an operating activity under “accounts receivable and other assets.”  Starting in 2007, we have changed our core operations from being a developer to being an owner and operator of gaming facilities. We agree that cash flows arising from any future equity investments should be treated as investing activities on the cash flow statement.

SEC Comment
-  Investments in Development Projects Held for Sale, page 40

4.
We note that you own real property in the vicinity of Black Hawk, Colorado which is for sale and is listed with a broker. We further note that the amount recorded on the balance sheet relating to this land has been considered held for sale and carried at a similar amount since fiscal 2007. In light of the changes in the economy since 2007, especially the downturn in the real estate market, please explain to us why you believe the amount recorded on the balance sheet for this land is appropriately carried at the lower of cost or net realizable value at April 30, 2010 and also at October 31, 2010. Include in your response, the nature and results of any impairment analysis’ performed on this asset since fiscal 2008.

Response:

At April 30, 2010, the recorded amount of the real estate held for sale represents the original cost basis incurred primarily from 1994 through 1996 as well as holding costs such as property taxes and maintenance expenses. Starting in 2007 upon change of the company’s core business as referenced above, the decision was made to discontinue capitalizing holding expenses.  Accordingly, since 2007, there has been no change in the recorded amount. The property had been listed for sale at a price of $4.2 million and it has been classified as “held for sale” on the balance sheet since 2007.  The City of Blackhawk, hotel, and casino owners in Blackhawk have expressed their desire to have a municipal golf course in the area.  Based on the topography of the area our land is the likely location of the proposed golf course.  Certain preliminary work, including a golf course routing plan and feasibility study, has been completed.  Proceedings are in process to clarify water rights and required pumping and irrigation systems that will be needed for the operations of the proposed golf course.  These proceedings are expected to be completed during 2012.  The City of Black Hawk and the Company will pursue interests from golf course developers/operators to construct and operate the proposed property.

On a quarterly basis, we review this property, along with our other long-lived assets, for possible impairment. The factors we consider include (a) discussions of market value with the listing broker, (b) discussions with local property developers and governmental officials, and (c) comparable land sales, if any.

In July 2010 (FY 2011), the State of Colorado purchased a 0.734 acre portion of our 270 acre parcel for $64,000.  The purchase price was established as a result of two independent appraisals – one arranged for by Nevada Gold and one for the state of Colorado.  We believe that the remaining acreage is reflected at the lower of cost or net realizable value on our balance sheet.

SEC Comment
Note 5. Notes and BVO Receivable
- Notes Receivable – Development Projects, Page 40

5.
We note you have recorded a $1.7 million receivable as of April 30, 2010 and 2009 related to amounts owed by Big City Capital. We further note your disclosure that the repayment of these loans will be largely dependent upon the ability to obtain financing for the development project and/or the performance of the development project. Please explain to us why you believe that the $1.7 million amount is collectible as of April 30, 2010 and 2009, as well as of October 31, 2010 and is appropriately recorded as a receivable.

Response:

In 2004, the Company advanced $3.2 million, of which $900,000 is personally guaranteed, to a developer of a proposed gaming or entertainment complex. It was anticipated that the development time for this project would encompass many years, so no interest or principal payments would be due until maturity in 2014.  In 2008, upon delays encountered by the developer, the Company established a $1.5 million valuation reserve against the $3.2 million notes due from Big City Capital as part of our quarterly impairment review.  Principal and interest on the guaranteed portion approximates $1.5 million as of January 31, 2011.

On a quarterly basis, we review this receivable, along with our other long-lived assets, for possible impairment. This review consists primarily of discussions with the developer and a review of the regulatory environment and financial viability of the project based on available information. In January 2011, we were informed by the person personally guaranteeing a portion of the advanced amount that the project is progressing and that he anticipates repayment of the net amount due to us by the due date. We confirmed this information with the independent investment bank which is attempting to raise capital for the project. We believe that this amount is collectible and valid, but will continue to monitor the receivable as part of the quarterly impairment review process.

SEC Comment
- BVO Receivable, page 41

6.
We note from your disclosure that in fiscal 2009 you sold your 40% interest in Buena Vista Development to BVO for $16 million cash and a $4 receivable. Please tell us how you accounted for the sale of this ownership interest, including how you calculated any gain or loss recorded on the sale. Also, in light of the disclosure that the $4 million is due no later than two years after the opening of a gaming/entertainment facility to be built by BVO, please tell us why you believe that the $4 million receivable is collectible as of April 30, 2010 and October 31, 2010. Further, explain to us why you believe it is appropriate to recognize this as a receivable at the time of the sale of your 40% interest, rather than as contingent consideration to be recorded when received by Company. Additionally, please tell us how you have accounted for the 5% interest in the Class B membership interest that you are entitled to as a result of this transaction.

Response:

Please see response to comment #1 with regard to the sale of the ownership interest and calculation of the gain recorded on the sale. We will receive repayment of the $4 million receivable upon the developer receiving repayment of the loan advanced to the tribe, which loan is due on the earlier of: (i) June 29, 2011, (ii) receipt of permanent financing for the project, or (iii) termination of the development agreement. Should the proceeds of this loan repayment be insufficient to pay off our receivable, the remainder will be paid to us no later than 2 years from the opening of the gaming/entertainment facility.  The receivable accrues interest at the prime rate plus 1% and is personally guaranteed by the principals of BVO. We do not believe that this receivable represents contingent consideration to be recorded when received. We believe that this receivable represents a valid asset with probable economic benefit consistent with the definition of an asset under FASB Concept Statement #6.

On a quarterly basis, we review the collectability of this receivable, along with our other long-lived assets. At this point, this review consists primarily of discussions with principals of BVO. Presently, they have represented to us that the project is progressing, as permits for the development have been obtained, local wetlands have been filled in to satisfy an Army Corps of Engineers requirement, and documents have been filed with the federal government for approval.  Two major investment banks continue to express interest to raise the financing for the project and capital raising efforts are expected to begin in two to four weeks after the documents are approved by the federal government.

The 5% interest in the Class B membership entitles the Company to receive 5% of any distributions received by BVO from the development project as a result of its Class B membership ownership. We are unable to accurately estimate the value of such distributions at this time and therefore have not allocated any of the consideration received to the 5% interest in the Class B membership.

SEC Comment
Note 7. Acquisition, page 41

7.
We note that during fiscal 2010 you acquired certain assets of Crazy Moose Casino, Inc., Crazy Moose II Inc., Coyote Bob’s Inc., and Gullwing III Inc. for $15,962,200. Please tell us, and revise future filings to disclose, (1) the primary reasons for the business combination; and (2) a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the Company, intangible assets that do not qualify for separate recognition, or other factors. See guidance in ASC 805-10-50-2.

Response:

Beginning in 2007, the current management of the Company embarked on a strategy to monetize non-core assets and re-invest the proceeds with an emphasis to own and operate gaming establishments. The purchase of the assets of Crazy Moose Casino, Inc., Crazy Moose II Inc., Coyote Bob’s Inc., and Gullwing III Inc. were in furtherance of this strategy.

We engaged an independent third party valuation expert to estimate the fair value of the assets acquired and to allocate the purchase price to these assets.  In Note 12, Acquisition, there is a summary of the purchase price allocation as estimated by the independent third party, as listed below:

	(000’s	)
Current assets and liabilities, net	$(11)
Property and equipment	2,400
Customer relationships	2,951
Trade names	1,862
Noncompete	1,018
Goodwill	7,530
Purchase price	$15,750

Goodwill is defined in ASC 805 as the future economic benefits of other assets acquired in a business combination that are not individually identified and separately recognized.

SEC Comment
Note 18. Subsequent Event, page 48

8.
We note that on July 23, 2010 you acquired six additional casinos for a purchase price of $11.07 million. Please provide us with, and disclose in future filings, a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the casinos and the Company, intangible assets that do not qualify for separate recognitions, or other factors. Also, please provide for us the final purchase price allocation which identifies the nature of any current assets and current liabilities acquired. Also, please note that in future filings, acquisitions completed after the date of the financial statements but before the financial statements are issued should include the disclosures required by ASC 805-10-50 and 805-30-50 unless the information is incomplete.

Response:

We used the same valuation methodology for these six additional casinos as for the prior three.  Below is a table similar to the one above which allocates the purchase price to the identifiable assets purchased and liabilities assumed.

	(000’s	)
Current assets and liabilities, net	$(383)
Property and equipment	1,889
Customer relationships	3,382
Goodwill	6,182

Purchase price	$11,070

The current liabilities assumed were primarily gaming based payables, such as Player’s Club points. Goodwill is defined in ASC 805 as the future economic benefits of other assets acquired in a business combination that are not individually identified and separately recognized. We were able to purchase these casinos, combine overhead operations with the first three, reduce expenses, and operate all nine with more efficiency.  For example, we reduced the previous owner’s administration office headcount from 26 to 11, eliminating several management positions, and integrated the 11 with the administrative staff of 5 who were operating the original three operating units.

In future filings, for acquisitions completed after the date of the financial statements but before the financial statements are issued, we will include the disclosures required by ASC 805-10-50 and 805-30-50 unless the information is incomplete.

SEC Comment

9.
We note from your disclosure that the purchase price of $11.07 million was made up of $6 million in cash and a $5.07 million credit agreement. However, in the pro forma balance sheet and notes, it appears that only $5 million of cash was paid for the acquisition. Please tell us the nature and amount of all consideration issued in this acquisition and explain why a cash payment of only $5.0 million is reflected in the pro forma balance sheet when the disclosure in the last paragraph on page 48 indicated $6.0 million in cash consideration was paid. Also, please tell us how the nature of the $1.2 million asset that was recorded on the balance sheet as investment in development projects immediately prior to the acquisition and which was “reclassified” in the adjustment made to the pro forma balance sheet. As part of your response, please explain where this amount was reclassified to in the pro forma balance sheet.

Response:

As disclosed, the total purchase price was $11.07 million consisting of $6 million paid in cash and a $5.07 million credit agreement to the seller. In the fiscal year ended April 30, 2010, a $1.0 million deposit was made to the seller and was included in the total ‘Investments in Development Projects’ line on the balance sheet. At closing in the subsequent fiscal year, this $1 million deposit was “reclassified” out of investments in development projects, combined with the additional consideration paid at closing consisting of $5 million in cash and the $5.07 credit agreement and allocated to the identifiable assets acquired, liabilities assumed and goodwill. The remaining amount reclassified out of investments in development projects in our pro forma adjustments of approximately $300,000 consists primarily of prepaid amounts paid to state authorities for gaming licenses. At closing, these amounts were reclassified to identifiable intangible assets.

SEC Comment
Form 10-Q for the Quarter Ended October 31, 2010
Statements of Operations, page 3

10.
We note that you recorded a $384,414 gain on the sale of assets in the six months ended October 31, 2010. Please explain to us and revise the notes to your financial statements in future filings to explain the nature of the assets that were sold and provide us details of how this gain was calculated or determined.

Response:

We sold all our interests in Isle of Capri Casino-Blackhawk (“ICBH”) in January 2008.  In July 2010, ICBH restated their financial statements for FY 2007 and 2008 and concluded that additional cash distributions were owed to us.  As a result, we received an additional cash distribution of $384,414 in the period ended October 31, 2010. As the assets were previously disposed, we treated the distribution in a manner similar to additional consideration received for the sale and classified the entire amount as Gain on Sale of Assets. We will clarify the treatment of this gain in future filings.

SEC Comment
Note 12. Acquisition, page 12

11.
We note your disclosure that Note 12 includes a summary of the preliminary purchase price allocation, using the values agreed to at closing. In light of the fact that it appears certain allocated amounts have been revised subsequent to the disclosure in the fiscal year 2010 Form 10-K and Form 8-K furnished September 15, 2010, please tell us and disclose in future filings, if the purchase price allocation is still preliminary or whether it has been finalized. Also, please tell us and revise future filings to disclose the useful life attributed to the acquired customer relationships.

Response:

The purchase price of the initial three Washington properties (“Washington I”) is finalized as of our filing of Form 10K for the fiscal year ended April 30, 2010 and we will disclose such in future filings. Acquisition of the additional six Washington properties (“Washington II) is not finalized as the Company is still collecting information.  We will amortize the customer relationships for Washington I and II over a period of seven years and we will disclose the related information in future filings.

SEC Comment
Note 15. Pro forma Financials, page 16

12.
We note that you have included a pro forma adjustment to account for interest expense on the long-term debt for 174 days and to amortize the customer relationship intangible asset for 174 days. In light of the fact that the pro forma adjustments give effect to the acquisition as if it occurred as of May 1, 2010, and the historical results of operations have included the acquisition from July 23, 2010 through October 31, 2010, we would expect that these pro forma adjustments would only include a period of 84 days (the period May 1, 2010 through July 23, 2010). Please revise future filings accordingly.

Response:

The Company will revise future filings to state “84 days.”

SEC Comment
Form 8-K filed September 15, 2010

13.	Please revise to include an independent auditors’ report which includes the name, or signature of the auditor. See Rule 2-02 of Regulations S-X.

Response:

The Company will issue an 8-K/A to include the name and electronic signature of the audit firm and any other necessary information.

SEC Comment

14.
We note that in your Form 8-K filed September 15, 2010, you have included financial statements of Gaming Consultants, Inc. and Affiliates (the acquiree) for the year ended December 31, 2009 which is the latest fiscal year of the acquire prior to the acquisition by the Company. Please tell us how you determined that it was appropriate to only include one year of audited financial statements. Include in your response the results of your significance test as required under Rule 8-04. It would appear that at the very least, unaudited financial statements of the most recent interim period prior to the acquisition date are required. Please advise or revise accordingly.

Response:

Please see the attached significance test below:

Nevada Gold & Casinos, Inc.
Significance Test with regards to the Acquisition of the Silver Dollar Casinos

	Nevada Gold & Casinos		Silver Dollar Casinos		Significance

Asset test:	$42,471,219	(1)	$4,003,155	(3)	9.43%

Investment test:	$42,471,219	(1)	$11,070,000	(4)	26.06%

Income test:	$7,544,103	(2)	$1,551,657	(5)	20.57%

4/30/2010	$(7,544,103)
4/30/2009	$(6,167,361)
4/27/2008	$31,771,438
4/29/2007	$(7,192,226)
4/30/2006	$538,112

avg excluding loss years	$6,461,910	(6)	$1,551,657		24.01%

Notes:	(1)	Represents total assets of Nevada Gold as reported on Form 10K as of 4/30/2010
	(2)	Represents absolute value of net loss before income taxes of Nevada Gold as reported on Form 10K for the year ended 4/30/2010
	(3)	Represents combined total assets of the acquired Silver Dollar Casinos as of 4/30/2010
	(4)	Consideration paid consisting of cash of $6 million and seller note of $5.07 million
	(5)	Represents combined operating income of the Silver Dollar Casinos for the 12 month period ended 4/30/2010
	(6)	Not to be used when current year is a loss year

The results of the investment and income tests indicate that under Rule 8-04 financial statements for the most recent fiscal year and any interim period should be presented. The financial statements of Gaming Consultants Inc. (“GCI”) include certain assets and liabilities not acquired by us.  Accordingly, in computing the asset and income test, we used only the assets and results of operations of the properties acquired by us as derived by their individual monthly financial statements.

In addition, the financial statements of GCI for the year ended December 31, 2009 were not audited as a component of our acquisition. The financial statements for GCI for the year ended December 31, 2008 were not audited. During discussions, our external auditors expressed concern about whether the 2008 financial statements could be audited at that time. Given the nature of gaming operations, certain cash assets and liabilities must be verified by observation on the balance sheet dates. In addition, procedures relating to recorded revenue are best performed during the period reported on.

For these reasons, we request that the Commission accept the one year audited financial statements as fulfilling the requirements of Rule 8-04. In addition, we will include the unaudited financial statements of the interim period prior to the acquisition, which were previously included in the annual information, in the revised Form 8-K.

SEC Comment
Pro Forma Financial Statements as of the Fiscal Year April 31, 2010

15.
We note that your pro forma balance sheet included in your Form 8-K is as of April 30, 2010, and the pro forma statement of operations is for the fiscal year ended April 30, 2010. In light of the fact that the audited financial statements of the acquired entity is for the year ended December 31, 2009, it is not clear from your disclosures how the amounts as of and for the year ended April 30, 2010 were derived for the acquired entity. Please revise to disclose in a detailed note which explains how the amounts for the twelve months ended April 30, 2010 were calculated or determined. Also, please explain to us why the impairment on goodwill and notes receivable recorded for the year ended December 31, 2009 on Gaming Consultant’s historical financial statements, is not included in the operating results of the acquired casinos for the twelve months ended April 30, 2010 as presented on the pro forma statement of operation.

Response:

In the revised Form 8-K, we will include the following introductory paragraph for our pro forma financial statements.

“The audited financial statements of Gaming Consultants, Inc. and Affiliates (“GCI”) included in this Form 8K as Exhibit 99.2 include the financial position and results of operations of three casinos not acquired by Nevada Gold and Casinos, Inc. (“Nevada Gold”). The unaudited pro forma balance sheet as of the fiscal year ended April 30, 2010 gives effect to the acquisition as if it had occurred on April 30, 2010 and is derived by combining the individual unaudited balance sheets of the casinos we acquired with the audited balance sheet of Nevada Gold as of April 30, 2010. The unaudited pro forma statement of operations for the fiscal year ended April 30, 2010 gives effect to the acquisition as if it occurred on May 1, 2009 and is derived by combining the individual unaudited monthly statements of operations of the six casinos we  acquired for the period of May 1, 2009 through December 31, 2009 with the individual unaudited statements of operations of the six casinos we  acquired for the period of January 1, 2010 through April 30, 2010,  along with the audited statement of operations of Nevada Gold for the year ended April 30, 2010.”

As noted above, certain assets of GCI were not acquired by us. The impairment of Goodwill and notes receivable on GCI’s financial statements relate to those assets not acquired by us and therefore are not presented on the pro forma statement of operations.

Sincerely

James J. Kohn
Chief Financial Officer